FOR IMMEDIATE RELEASE

JED OIL ANNOUNCES ORDER OF COURT OF QUEEN’S BENCH OF ALBERTA AND

GIVES GUIDANCE FOR 2007 AND 2008

Acquisition of Caribou Resources Corp. Proceeding

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Tuesday, June 19, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced the Order granted by the Court of Queen’s Bench of Alberta on June 14, 2007 regarding JED’s previously announced offer to Caribou Resources Corp. (TSX Venture: CBU) (“Caribou”) to acquire all of its shares and settle with its creditors.  In addition, JED also provided guidance for the balance of 2007 and 2008, assuming completion of the acquisition of Caribou.

Court Order

The Order, granted on Caribou’s application, provides for meetings of Caribou’s creditors and shareholders to be held on July 30, 2007.  The meeting of Caribou’s creditors will consider approval of a Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Plan”).  As previously announced, in January 2007, Caribou filed for protection under the CCAA which is similar to “Chapter 11” protection in the U.S.  Under the CCAA Plan, Caribou’s creditors ranking in priority behind the major secured creditor, whose position JED has acquired, are being offered cash of approximately $345,500 plus the issuance of 5 million JED common shares.  Under the CCAA Plan the secured creditors whose security ranks behind JED’s will share in the net proceeds from 1.8 million of the JED common shares and the unsecured creditors will share in the balance of the cash and JED common shares.  Creditors of Caribou who have security that ranks ahead of JED’s will not be affected by the CCAA Plan and will be paid by JED.

The meeting of Caribou’s shareholders will consider, among other things, approval of a Plan of Arrangement under the Business Corporation’s Act (Alberta) (the “ABCA Arrangement”).  Under the ABCA Arrangement, Caribou’s shareholders would transfer all of the Caribou common shares to JED in exchange for JED common shares, on the basis of one JED Common share for each ten Caribou common shares, and Caribou would become a wholly-owned subsidiary of JED.  Outstanding stock options to acquire Caribou common shares, if not exercised by the effective date of the ABCA Arrangement, would be cancelled.  JED has reserved up to 4 million common shares for the ABCA Arrangement.

The issuance by JED of up to 9 million common shares is also subject to the approval of JED’s common shareholders under the rules of the American Stock Exchange and JED will hold a special meeting of its shareholders on July 30, 2007.  JED’s common shareholders and Series B Preferred shareholders will also be asked to approve amendments to JED’s Articles of Incorporation to amend the terms of the Series B Preferred shares to extend the maturity date to February 1, 2010 and change the conversion prices to $3.50.  An Information Circular with detailed information will be mailed to JED shareholders in the first week of July.

Further details of the Caribou meetings and the materials to be considered at the meetings may be obtained, along with any other materials filed in Caribou’s CCAA proceedings, from the court-appointed monitor under the CCAA proceedings at the monitor’s website of www.deloitte.ca under the Insolvency and Restructuring link or by contacting the monitor by email at caribou@deloitte.ca.

Guidance for 2007 and 2008

As a result of this combination with Caribou, JED expects to have combined production of approximately 1,500 barrels of oil equivalent per day (“BOE/d”).  Current estimates for 2007 year-end production is approximately 2,900 BOE/d. Utilizing existing lands, the current capital base and the significant reduction in debt, the forecasted exit rate for Q1 2008 is expected to be approximately 4,100 BOE/d and the Q2 2008 exit rate is expected to be 4,500 BOE/d.

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JED Oil News Release

June 19, 2007

Funds provided by operating activities before changes in operating assets and liabilities (“funds from operations”) on a combined basis for Q3 2007 are expected at approximately $2.9 million and $8 million for Q4.  Funds from operations for Q1 2008 are expected at approximately $13 million with $26.5 million expected for the first six months of 2008.

Common shares outstanding on a combined basis will be approximately 23.8 million. On a fully diluted basis there would be approximately 29.8 million shares based on existing stock options, share purchase warrants, convertible notes and convertible preferred stock.  A private placement in Canada of an additional 1.4 million convertible preferred shares is currently being considered by JED, which, if completed, would increase the aggregate common shares on a fully diluted basis to approximately 31.2 million.  If the amendments to JED’s Articles of Incorporation to change the conversion price of the Series B Preferred shares are approved, the aggregate of common shares would be approximately 37.65 million on a fully diluted basis.  In these estimates on a fully diluted basis, the conversion of the convertible notes is based on the current exercise price of $16.00.

To accomplish the Company’s development drilling programs over the next year it plans to use existing cash flow, bank lines of credit and certain asset sales.  The above guidance includes those sources of funds.  The Company does not plan any equity offering during the next year, other than the private placement of preferred shares.  JED believes that it can  exit 2008 at a production rate of approximately 5,900 BOE/d while significantly reducing its debt.  Based on current varied pricing estimates of the New York Mercantile Exchange, estimated revenue for the full year of 2008 is expected to be $92 million resulting in operating cash flow of approximately $63 million.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf of natural gas to 1barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

“Funds from operations” as used by JED is not defined by generally accepted accounting principles (“GAAP”) and therefore is referred to as a non-GAAP measure.  This non-GAAP measure may not be comparable to the calculation of similar measures for other entities.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized. Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the website (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

The securities that may be issued in the contemplated private placement by JED have not been and will not be registered under the U.S Securities Act of 1933 and may not and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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JED Oil News Release

June 19, 2007

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com